SI 19010717

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-35315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GA Repple & Company (a wholly owned subsidiary of GA repple Financial group Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Normandy Road
(No. and Street)

Casselberry (City) Florida (State) 32707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Beytell 407-339-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section FEB 27 2019 Washington DC 413

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 West Cedar Avenue (Address) Lakewood (City) CO (State) 80226 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Glenn Repple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GA Repple & Company (a wholly owned subsidiary of GA repple Financial group Inc., as of February 26, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

JESSYCA GOLEMBOWSKI
Notary Public - State of Florida
Commission # FF 227324
My Comm. Expires May 5, 2019
Bonded through National Notary Assn

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.A. REPPLE & COMPANY
TABLE OF CONTENTS

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of G.A. Repple & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.A. Repple & Company (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Supplemental Information

The information contained in "Supplementary Schedules" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC
Certified Public Accountants

We have served as the Company's auditor since 2015.
Lakewood, CO
February 22, 2019

G.A. REPPLE & COMPANY

Statement of Financial Condition
12/31/2018

ASSETS		
Cash and cash equivalents	$	660,088
Clearing account deposits		50,087
Securities owned		284,665
Commissions receivable		256,911
Other receivables		39,323
Prepaid expenses		69,621
Deferred tax asset		38,873
Total assets	$	1,399,568
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	316,318
Commissions payable		7,977
Contingencies for claims		75,000
Due to Parent		92,022
Total liabilities		491,317
Shareholder's equity		
Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		518,073
Retained earnings		390,078
Total shareholder's equity		908,251
Total liabilities and shareholder's equity	$	1,399,568

G.A. REPPLE & COMPANY

Statement of Operations
For the Year Ended December 31, 2018

Revenues		
Commissions	$	5,828,829
Investment advisory fees		3,812,685
Principal transactions		40,435
Marketing income		125,484
Other		100,922
Total revenues		9,908,355
Expenses		
Commissions		7,274,709
Overhead expenses		756,835
Related party Management Fees		854,000
Clearing fees		513,200
Marketing Expenses		4,039
Professional services		169,626
General & Administrative		372,220
Total expenses		9,944,629
Profit before provision for income taxes		(36,274)
Provision for income tax		(5,070)
Net Loss	$	(41,344)

See accompanying notes to financial statements

G.A. REPPLE & COMPANY

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2018

	Common Stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings	Total
Balances, January 1, 2018	100	$ 100	$ 518,073	$ 431,422	$ 949,595
Capital contributions	-	-	-	-	-
Net loss for the year ended December 31, 2018	-	-	-	(41,344)	
Balances, December 31, 2018	100	$ 100	$ 518,073	$ 390,078	$ 908,251

See accompanying notes to financial statements

G.A. REPPLE & COMPANY

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities		
Net loss	$	(41,344)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred taxes		21,665
Changes in operating assets and liabilities:		
Decrease in securities owned		62,822
Decrease in commissions receivable		64,849
Decrease in other receivables		38,456
Decrease in prepaid expenses		(45,912)
Decrease in accounts payable and accrued expenses		(21,289)
Increase in commissions payable		(27,417)
Increase in contingencies for claims		
Decrease in due to parent		(16,595)
Total adjustments		76,579
Net cash provided by operating activities		35,235
Net increase in cash and cash equivalents		35,235
Cash and cash equivalents at beginning of year		624,853
Cash and cash equivalents at end of year	$	660,088

See accompanying notes to financial statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND ORGANIZATION - G. A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

CASH EQUIVALENTS - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

CONCENTRATIONS OF CREDIT RISK- The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

CLEARING ACCOUNT DEPOSITS - The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

SECURITIES OWNED – The Company purchased Church bonds and Capstone Church Capital Fund as part of a settlement with two clients. The bonds were purchased at a discount from par and all but one is valued at purchase price, due to the lack of an active market pricing structure for Church bonds. The total value of Church bonds shown at purchase price is $178,943. The remainder of securities owned reflects active pricing and is show at market price.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS - Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Other accounts receivables include amounts owed by representatives for client settlements and legal fees advanced by the company.

REVENUE RECOGNITION – Revenue for principal transactions are recognized on trade date, while marketing and other income are recognized when earned. Fee income is accrued for the period earned.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES AND CERTAIN SIGNIFICANT ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the 1), financial statements and accompanying notes. Significant estimates used in preparing these financial statements include those related to determining the valuation of allowance for doubtful accounts (Note 1) contingencies for claims (Note 8), and for determining the fair value of warrants (Note 6). It is at least reasonably possible that the significant estimates used will change within the next year.

COMPUTATION OF CUSTOMER RESERVE - The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

INCOME TAXES - The Company's financial results are included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis.

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Temporary differences giving rise to the deferred tax asset consist of contingencies for claims that are recorded for financial statement purposes, but not for income tax purposes.

UNCERTAIN TAX POSITIONS - The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

OVERHEAD EXPENSES - This category reflect all expenses related to payroll and employee benefits as well as rent and the management fee paid to the Parent.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is managed by its Parent and sole shareholder, G.A. Repple Financial Group, Inc. Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays the Parent for management fees. The management fees through December 31, 2018 represents reimbursements for the costs associated with maintenance of office equipment and furnishings, consolidated tax filing, board of directors meetings, and other related expenses. Management fees for the year ended December 31, 2018 totaled $854,000.

NOTE 2 - RELATED PARTY TRANSACTIONS (CONTINUED)

Due to parent consists of interest-free amounts owed to the Firm by the Parent and are due on demand.

The Company paid the trust of a family member of the Parent's owner for rent and related taxes of the office building of $77,514.74 during the year ended December 31, 2018.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2018, the Company had excess net capital of $408,404 and a net capital ratio of 1.07 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2018.

NOTE 5 - INCOME TAXES

The provision (benefit) from income tax at December 31, 2018, consisted of the following:

Current:		
Federal	$	(19,617)
State		3022
Deferred:		
Federal		16,963
State		4702
	$	(5,070)

The components of the net deferred tax asset as of December 31, 2018 are as follows:

Deferred tax asset	$	
Deferred tax liability		38,873
Valuation allowance		-
	$	38,873

The benefit from income tax differs from the amount that would result from applying a statutory rate to the loss before benefit from income tax primarily due to surtax exemptions.

NOTE 6 – FAIR VALUE MEASUREMENTS

FASB ASC No. 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels with Level 1 inputs consisting of unadjusted quoted prices in active markets for identical assets and having the highest priority and Level 3 inputs having the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 inputs were available to the Company and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Warrants received in conjunction with a private placement agreement are measured at fair value using Level 3 inputs. Management has determined the fair value of these warrants using the Black-Scholes Model using an interest rate of 5.62% (200% of the Long-Term IRS Applicable Federal Rates), volatility of 30% because the warrants are for an emerging growth company, and an expected term of 5 years at December 31, 2018. The fair value of the warrants was less than the exercise price; therefore, no value was recorded on the accompanying statement of financial condition for the warrants as of December 31, 2018.

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31,2018
Securities owned, at fair value	$ -	$ -	$ 284,665	$ 284,665
	$ -	$ -	$ 284,665	$ 284,665

	Level 3 Beginning Balance December 31, 2017	Net Transfers In and/or (Out) Of Level 3	Purchases	Sales and Settlements	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2018	Change in Unrealized Gains (Losses) For Investments Still Held at December 31, 2018
Assets: Securities Owned	$ 341,602		$ 0	$ (52,750)	$ (4187)	$ 284,665	$ (15,464)

Level 3 Fair Value Measurements:	Fair Value at December 31, 2018	Valuation Technique	Unobservable Inputs
Assets:			
Securities	$ 284,665	Third party Pricing service	n/a

NOTE 7 - SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash was paid during the year for:

Interest	$ 0.00
Income taxes	$ 0.00

NOTE 8 - CONTINGENCIES

The Company had no active arbitration or legal actions as of December 31, 2018. The Company has accrued $75,000 as a contingence should any complaints result in arbitration, or legal action.

The amounts accrued are included in the statement of financial condition under the caption "Contingencies for claims".

NOTE 9 – RETIREMENT PLAN

The Company has discontinued the "Savings Incentive Match Plan for Employees" also known as a "SIMPLE" plan for employee retirement benefits through One America. Instead the company adopted a 401k plan through Paychex, the payroll provider. Employees are eligible to participate upon accepting full time employment with the Company. The Company annually contributes a matching contribution of up to 3% percent of each eligible employee's annual salary to the plan. The Company contributed $6,148.28 to the Plan for the year ended December 31, 2018.

NOTE 10 - SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018 and determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

G.A. REPPLE & COMPANY

Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Total shareholder's equity	$	908,251
Deductions		
Non-allowable assets		
Commissions and other receivables over 30 days old		39,322
Fee Receivable limited to payable		15,376
Prepaid expenses		69,621
Deferred tax asset		38,873
Illiquid Securities		281,414
Accrued Interest		3,251
Total non-allowable assets		447,857
Net capital before haircuts on securities positions		460,394
Haircuts on securities positions		(1,990)
Net capital	$	458,404
Required net capital	$	50,000
Excess net capital	$	408,404

G.A. REPPLE & COMPANY

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17-A-5 PART II FILING

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17-A-5 PART II FILLING	$ 446,414
Adjustments:	
Decrease in other assets	44,998
Decrease in retained earnings	(33,008)
	$458,404
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	

G.A. REPPLE & COMPANY

Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission
December 31, 2018

Aggregate indebtedness		
Accounts payable and accrued expenses	$	316,318
Commissions payable		7,977
Contingencies for claims		75,000
Due to parent		92,022
Total Aggregate indebtedness	$	491,317
Ratio of aggregate indebtedness to net capital		1.07 to 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
G.A. Repple & Company

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) G.A. Repple & Company (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado
February 22, 2019

Exemption Report

To Whom It May Concern,

To the best knowledge and belief of G.A. Repple & Company (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31, 2018. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

____

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Member of
G.A. Repple & Company

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2018, which were agreed to by G.A. Repple & Company (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC
Lakewood, Colorado
February 22, 2019